UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Saker Aviation Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

32025R104

(CUSIP Number)

 Ravi R. Desai

1236 Route 46 West, 2nd Floor

Parsippany, New Jersey, 07054

973.251.7387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 32025R104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravi R. Desai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
50,199
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
50,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.15%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

(a) Saker Aviation Services, Inc.

(b) 20 South Street, Pier 6 East River

Item 2. Identity and Background

(a) Ravi R. Desai

(b) The business address of Mr. Desai is 1236 Route 46 West, Parsippany, New Jersey, 07054.

(c) Private Investor

(d) Not applicable

(e) Not applicable

(f) Mr. Desai is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

(a)

(b)

(c)

(d)

(e)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2022
Dated

/s/ Ravi R. Desai
Signature

Ravi R. Desai
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).